HYPERSCALE DATA, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

November 4, 2024

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn:	Erin Donahue & Erin Purnell

Re:	Hyperscale Data, Inc., f/k/a Ault Alliance, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 26, 2024
File No. 333-281109

Dear Ms. Donahue and Ms. Purnell:

Hyperscale Data, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 17, 2024 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-1 (“Form S-1”) referenced above.

The Company’s response is numbered to correspond to the Staff’s comments and is being filed in conjunction with Amendment No. 2 to the Form S-1 (the “Amended S-1”). For your convenience, the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each comment.

Amendment No. 1 to Registration Statement on Form S-1 filed September 26, 2024

General

Comment No. 1. We note your references to "cryptocurrency," "crypto asset," “digital currency” and “digital asset.” To the extent you are using these terms interchangeably to describe bitcoin or a similar asset, please revise your disclosure to generally use the term “crypto asset.” If these terms are used to mean different things, please revise to define each term on first use. In particular, to the extent you use the term “digital assets” as defined in your response to prior comment 1, please clarify the definition of this term in the prospectus.

Response No. 1: We have removed the terms “cryptocurrency,” “digital asset,” and “digital currency” and their respective derivatives throughout the prospectus insofar as they relate to our business, though in some places we have retained their usage when referring to statements of general application.

At your request, we have also included the definition of “digital assets” when referencing these in the context of BNC’s business. While the prospectus provides a more complete description, these are not cryptocurrencies or related to Bitcoin in any way.

Comment No. 2.   We note your statements throughout the prospectus that suggest you may mine, acquire or otherwise hold crypto assets other than Bitcoin. For example:

•	On page 7 you state that you mine Bitcoin using miners to verify in the blockchain in exchange for rewards and fees denominated “in the native token of that blockchain network;”

This statement has been modified.

•	On page 8 you state that you will “evaluate each digital asset in [y]our portfolio, or that [you] propose to acquire in the future (including by mining);”

This statement has been deleted.

•	On page 11 you state that you are a participant in “a cryptocurrency mining pool;”

We respectfully disagree that mere participation in a cryptocurrency mining pool, in our case strictly for Bitcoin, raises any implication that we mine no cryptocurrency other than Bitcoin. Clarifying language on this point has been made throughout the prospectus.

•	On page 49 you reference in a few places the “digital assets” that you mine, own or otherwise acquire or hold;

This statement, as well as others similar to it, have throughout the prospectus been deleted or modified to clarify that we only mine Bitcoin and do not hold it.

•	On pages 51 and 52 you reference Bitcoin or other “cryptocurrencies” or “digital assets” you mine or otherwise acquire or hold; and

These statements have been modified.

•	On page 53 you refer to “many of [your] digital assets [that] may in the future be held by digital asset exchanges.”

This statement has been modified.

We also note your statements on pages 10 and 13 that you currently only participate in mining pools that mine Bitcoin, and on page 8 that you do not acquire cryptocurrencies for investment purposes. Please reconcile these statements and revise to clarify which crypto assets other than Bitcoin, if any, you hold or acquire, plan to hold or acquire, or receive in exchange as rewards and fees. If your intention is to only mine, acquire or hold Bitcoin, please substantially revise your disclosure throughout the filing to provide Bitcoin-specific disclosure rather than disclosure that is applicable to various crypto assets.

Response No. 2: Please see responses beneath each bullet point above.

With respect to the immediately preceding paragraph, the fact that we participate in mining pools does not mean that we acquire cryptocurrencies for investment purposes; engaging in mining pools is merely a more efficient means of mining Bitcoin.

We have clarified that Bitcoin is the only crypto asset that we mine or hold. We do not “acquire” Bitcoin other than for our own purposes, i.e., as a means of generating cash from operations, and not for sale to any third party.

Prospectus Summary Sentinum, Inc.

Overview, page 7

Comment No. 3. Please revise your disclosure to clarify where you are in the process of integrating HPC and AI into your data center design, including whether you have started providing this service, and if not, the steps you would need to take to begin providing this service.

Response No. 3: We respectfully request your concurrence that we have adequately complied with this comment. Please see pp. 1, 7, 8 and 12.

Sentinum Breakeven Analysis, page 8

Comment No 4. Please revise your disclosure to clarify the cost to earn/mine one Bitcoin. Please include in your disclosure the number of miners that were in operation during the period of calculation, the number of Bitcoin mined during the period, and the average number of days it takes to mine one Bitcoin.

Response No. 4: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 8.

However, please be aware that due to the fluctuations in the price of Bitcoin and the related “difficulty” of mining it, the prospectus may to a certain extent only be accurate as of the date of filing.

Comment No. 5. We note your disclosure that you believe your “integrated model with close control over [y]our power sources” helps to produce Bitcoin at an attractive cost. Please clarify in what way you have “close control” over your power sources.

Response No. 5: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 8.

Cryptocurrency and Cryptocurrency Mining Overview Blockchain and Cryptocurrencies

Overview, page 9

Comment No. 6. We note your statement that you believe “cryptocurrencies and associated blockchain technologies have potential advantages over traditional payment systems, including: the tamper-resistant nature of blockchain networks; rapid-to-immediate settlement of transactions; lower fees; elimination of counterparty risk; protection from identify theft; broad accessibility; and a decentralized nature that enhances network security by reducing the likelihood of a “single point of failure (emphasis added).” We note similar statements on page 10. Please revise to provide balanced disclosure about the security and counterparty risks associated with crypto assets and blockchain technologies.

Response No. 6: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 9.

Cryptocurrency Mining and Mining Pools, page 11

Comment No. 7. We note that you participate in a mining pool organized by Luxor. Please clarify whether this is the only mining pool you participate in and the number of miners that participate in this mining pool. In this regard, we note your disclosure on page 8 that only “some” of your miners provide computing power to a Bitcoin mining pool operator and that other miners “mine directly for [y]our own account.”

Response No. 7: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 11.

Our Strategy

Reliable, Low-Cost, Renewable Power, page 12

Comment No. 8. We note your disclosure on page 51 that you presently have access to 30 MWs of capacity at your Michigan Facility, which you plan to “dedicate to your AI hyperscale data center operations, and 10 MWs of capacity at [y]our Montana Facilities for [y]our mining operations.” Please clarify whether you will be moving all mining operations to the Montana Facility, or if some of the Michigan Facility will continue to house mining operations. Please disclose the total number of miners that would be housed in each Facility and the number of miners you own that would not be in operation once the transition is complete and specify the power load that would be dedicated to mining versus HPC and AI applications at each Facility.

Response No. 8: We respectfully request your concurrence that we have adequately complied with this comment. The revised disclosure includes statements about our plans for the future, to the extent we believe they are sufficiently realistic to be referred to in a prospectus. Please see pp. 12 and 43.

Comment No. 9. We note your disclosure that “if” you complete the build-out of the second site, you “anticipate expanding the capacity at the Montana Facilities to the extent possible, after determination of the completed load study, subject to additional funding.” Please clarify the timeline for the build-out, how you plan to finance the build-out, and when you believe you will be able to house 6,500 miners at your Montana facilities.

Response No. 9: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 13.

Our Mining Operations, page 12

Comment No. 10. We note your disclosure that “approximately 85% of the energy [you] use is ‘green,’ meaning it is sourced from nuclear, wind or solar power,” and your statements under “Reliable, Low-Cost, Renewable Power” and “Own and Operate Our Mining Facilities” above that you own and operate your miners at facilities with access to renewable power sources, and you believe access to renewable power sources should enable you to reduce your power costs. Please revise to clarify and provide support as to why you believe the cost of power from renewable sources will be lower than from fossil fuels. In addition, please specify the proportion of each different source of power generation used to create the electricity you use (i.e., nuclear, wind, and solar power). Disclose the material terms of your power purchase agreements, and file them as exhibits to the registration statement, to the extent required, pursuant to Item 601(b)(10) of Regulation S-K.

Response No. 10: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 12.

Further, we have included the relevant power purchase agreements as Exhibits 10.36 and 10.37.

Comment No. 11. Please revise to describe how and the extent to which Gemini is “regulated, audited and insured.”

Response No. 11: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 13.

Comment No. 12. We note that you convert Bitcoin on a nearly daily basis to pay for operating costs and purchase commitments for expansion activities at your facilities and that you do not hold any Bitcoin for investment. Please reconcile this statement with your disclosure on page 8 that you believe “cryptocurrency represents an attractive, appreciating investment opportunity,” and that you have “historically held some cryptocurrency assets that [you] do not otherwise sell to fund [your] operating expenses.”

Response No. 12: We respectfully request your concurrence that we have adequately complied with this comment throughout the prospectus, including with specific reference to page 8.

Regulation, page 13

Comment No. 13. We note your statement that “[m]any state legislative bodies are also actively reviewing the impact of crypto mining in their respective states.” Please revise to describe any state legislations or regulations that are applicable, in particular, to your Michigan and Montana Facilities.

Response No. 13: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 14.

RiskOn International, Inc. BitNile.com, Inc.

Overview, page 19

Comment No. 14. We note your response to prior comment 1 that items “in the BNC metaverse are essentially in-game items….[that] are designed to be used exclusively within the BNC platform and do not have any external market or real-world value outside of the game,” and the ownership and transfer of these items are “managed by BNC’s internal systems and do not rely on decentralized blockchain ledgers like NFT’s or crypto currencies do.” Please revise your disclosure in the prospectus to reflect this description of your in-game items.

Response No. 14: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 15.

Comment No. 15. We note your response to prior comment 1 addressing virtual goods and items that exist within the BNC metaverse. Please clarify whether your response also pertains to Nile Token and Nile Coins.

Response No. 15: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 15.

Risk Factors

A particular digital asset's status as a "security" in any relevant jurisdiction, page 49

Comment No. 16. We note your response to prior comment 2, and your new risk factor disclosures that:

•	The legal test for determining whether any given digital asset is a security that “may evolve over time;”

•	“The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security;” and

•	“[T]he SEC’s views in this area may have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.”

Please revise or remove these statements in light of the fact that the Commission has identified numerous crypto assets as securities, and the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response No. 16: We have removed all three of the bulleted statements above.

Further, we have revised this risk factor to comply with the Staff’s comment and respectfully request your concurrence that we have done so. Please see pp. 40-41.

Our interactions with a blockchain may expose us, page 51

Comment No. 17. We note that your internal policies prohibit any transactions with SDN individuals. Please revise to provide a discussion of your OFAC due diligence process.

Response No. 17: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 43.

Risks Related to Our Bitcoin Operations – Technological

The characteristics of crypto assets have been, and may in the future continue to be, page 53

Comment No. 18. Please revise to provide a discussion of the “thorough reviews [you] conduct as part of [your] due diligence process” to detect illicit activities conducted by your potential or existing counterparties.

Response No. 18: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 45.

Because many of our digital assets may in the future be held by digital asset exchanges, page 54

Comment No. 19. Please reconcile your statement that you “do not expect to maintain a custodian agreement with any of the digital asset exchanges that may in the future hold [your] digital assets” with your custody agreement with Gemini.

Response No. 19: We respectfully request your concurrence that we have adequately complied with this comment. Please see page 45.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (949) 444-5464 or our President & General Counsel, Henry Nisser, at (646) 650-5044 or Henry@ault.com.

Very truly yours,
/s/ William B. Horne
William B. Horne Chief Executive Officer